FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
 Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on January 30th, 2017, regarding its financial results for the Fourth Quarter and Full Year 2016.

BANCO DE CHILE

Banco de Chile

Earnings Report

2016: Year End and 4th Quarter

Key highlights

‘A well-known coach once said, “Ability is what you are capable of doing, motivation determines what you do, but attitude determines how well you do it”. In my opinion, this quote fully summarizes the recently ended year for Banco de Chile. In fact, during 2016 we were able not only to tackle a lacklustre economy but also organizational changes that compelled us to make great efforts in order to achieve our goals. On this task, our staff’s attitude was crucial to make a difference when compared to our peers while demonstrating that balance sheet size, market share and advertising do not explain profitability and reputation by themselves.

Aligned with this view, our outstanding performance is the consequence of a strategy intended to deal with all of the key success factors of banking business. Thus, we have promoted customer proximity and market penetration of higher-income individuals by enhancing loyalty programs through diverse alliances. Also, we have deployed a new website for individual customers, cutting-edge mobile apps, more secure ATMs and first steps of a new commercial platform. As a result, in 2016 we were able to reduce attrition rate to a historical low, enlarge our customer base with 88,000 new clients and keep our brand value well above competitors. Similarly, we reached the highest Net Promoter Score of our recent history, which also outreached figures attained by our main peers. All of these achievements have been reached by means of teamwork, which is reflected by a workplace satisfaction of 91%.

In terms of financials, our bottom line of Ch$552 Bn. allowed us to remain first in the industry with a 27% market share and ROAE of 20%.This result was slightly beneath the level recorded in 2015, in spite of less favourable inflation and lower than expected GDP growth. Amid this scenario, we managed to grow in loans by focusing on segments with a fair risk-return relationship. This has become increasingly important in light of the effects that economic slowdown could have on credit risk. In addition, we have made efforts to improve our efficiency in the long run. In this regard, during 2016, we merged one of our subsidiaries into the bank, which should permit us to benefit from synergies in the credit assessment and selling processes. Furthermore, we have begun an optimization process for our consumer finance branch network in order to boost productivity in this segment.

Our performance was very positive in 2016 and we are confident that we should be able to repeat it in 2017, as long as the business environment behaves as expected’.

Eduardo Ebensperger — CEO

Financial Snapshot

(In billions of Ch$, except for %)

Economic Outlook

•             The Chilean economy keeps depicting the landscape of recent quarters in terms of sluggish GDP growth. Both in the second and third quarter, the economy expanded 1.6% YoY and according to the Chilean Central Bank’s expectations survey, the economy grew 0.9% in the fourth quarter and 1.6% in 2016. Consequently, GDP is growing about half of the potential speed of the economy—a figure officially estimated at 3%.

•             When looking at local activity from a sectoral vantage point, it is still clear the contrast between mining and manufacturing with the rest of sectors. In the quarter ending November, mining output decreased by 2.8% YoY, while the rest of the economy expanded 0.9% YoY. Despite the weak economic growth, the labor market has shown an impressive resilience. The unemployment rate has remained in low levels (6.2% in November), though led by self-employment jobs. Consequently, private consumption is still stronger than the rest of the domestic demand, which was reflected in robust annual growth of retail sales in November (5.5%), after posting a 5.1% increase in October.

•             Mainly driven by the stronger CLP -in the margin-, inflation kept moderating relentlessly in the fourth quarter: both headline and core inflation not only came back to the target range, but they uniformly went below the 3% midpoint in December. Both the lower-than-anticipated end-of-year inflation and the weak activity have induced the Chilean Central Bank to cut the interest rate by 25 bps in the last monetary policy meeting, a move broadly in line with market consensus. It is likely that additional interest rate drops will follow during 2017.

•             According to the Chilean Central Bank survey, market analysts expect the GDP growth to increase to 2.0% in 2017, which is the same level implied in the Chilean Central Bank baseline scenario released in its December Monetary Policy Report. Market analysts are expecting a further recovery ahead, converging to the potential growth within the next years.

•             As of Nov16, the industry recorded a 3.0% YoY growth in total loans (real terms), as compared to the 6.4% reached the previous year. This figure is similar to the growth rate seen in the 3Q16, providing moderate signals indicating the end of deceleration. This is aligned with last credit survey conducted by the Chilean Central Bank, which reveals a less weakened demand for credits as compared to the 3Q16 and no significant changes in the offer for lending. In spite of this trend, mortgage loans continued slowing down, due to the end of the tax benefit for real estate since 2017, while consumer loans maintained a positive trend, posting a 6.2% YoY growth as of Nov16. Regarding commercial loans, these credits showed a slight advance as compared to the 3Q16.

•             Industry results (4) reached Ch$1,787 Bn. as of Nov16, denoting a decline of 13.2% YoY. This change was principally explained by operating expenses and loan loss provisions increasing 10.7% and 8.1%, respectively. On the other hand, operating revenues registered an increase of 2.0%.

GDP

(YoY)

Inflation & Unemployment Rate

(12m % change and %)

Loan Growth(1)(2)(3)

(12m% change as of Nov16, in real terms)

(1)         Figures do not include operations of subsidiaries abroad.

(2)       12-month growth rates for the 4Q16 correspond to YoY variations as of November 2016.

(3)         Commercial and consumer loans annual growth adjusted by reclassification effects starting January 2016.

(4)         Proforma basis in order to adjust the effect of Itau-Corpbanca merger.

Fourth Quarter Results

Operating Revenues

As of Dec16, our operating revenues totalled Ch$1,734.8 Bn., which represents a YoY rise of 5.4%. This increase was attributable to customer and non-customer income, growing 5.9% and 4.0%, respectively.

The main positive effects influencing revenues were:

•             Higher income from sales of AFS instruments by Ch$ 56.5 Bn. YoY as a consequence of the recognition of unrealized mark-to-market gains.

•             Income from loans increasing Ch$49.7 Bn., due to a 7.9% YoY growth in average loans. During 2016, our loan growth was especially fostered by retail banking, which experienced a 13.0% YoY expansion. Also, over the last year we have been able to maintain an upward trend in average spreads by deploying diverse commercial strategies.

•             Lower cost of funding of roughly Ch$16.3 Bn. associated with earnings retention and capitalization.

•             Fees increasing by Ch$15.3 Bn. YoY, primarily fostered by higher revenues of Ch$11.1 Bn. from transactional services. This was mainly explained by a more intensive use (+10% app.) of credit cards and lower expenses related to our loyalty program. We also posted higher fees from insurance brokerage (Ch$4.0 Bn.) and mutual funds (Ch$3.0 Bn.) as a result of 13.8% YoY growth in written premiums and average AUM increasing 4.7%, respectively.

•             Ch$8.2 Bn. of higher income from trading and term gapping activities. This was the result of: (i) a positive impact of Credit Value Adjustment for derivatives by Ch$16.4 Bn. owing to a Ch$ appreciation of 5.3% in 2016 along with Ch$ depreciation of 16.9% in 2015, and an overall drop in probabilities of default of some of our counterparties, and (ii) higher revenues from funding and gapping by Ch$2.8 Bn. (including the early redemption cost of long- term bonds). These effects were partly offset by a decrease of Ch$11.6 Bn. in trading activities.

•             Average balances of DDAs growing 8.7%, resulting in a higher contribution of Ch$ 7.1 Bn. YoY.

The factors mentioned above were partially counterbalanced by:

•             Negative inflation impact on the contribution of our net UF asset exposure by nearly Ch$48.8 Bn., due to a 2.8% increase in the UF in 2016, as compared to a 4.1% rise recorded in 2015.

•             A YoY decrease of Ch$39.4 Bn. in revenues associated with the USD asset position that hedges our exposure to USD-denominated loan loss allowances. This was due to the mentioned trends in exchange rate.

Our NIM reached 4.37% in 2016, which is 25 bp. below the level posted last year. This decrease was highly influenced by lower inflation.

On a quarterly basis, we recorded a top line of Ch$420.2 Bn. in the 4Q16. This figure denotes a 1.4% increment (Ch$5.8 Bn.) as compared to the 4Q15. The main factors driving this increment were: (i) higher income from loans by roughly Ch$16.7 Bn. associated with an increase of 3.3% in average loans and a slight rise in average spreads, (íi) revenues from trading and term gapping increasing Ch$7.0 Bn. YoY, steered by a positive impact of CVA for derivatives (Ch$5.0 Bn.) and an increment of Ch$3.5 Bn. in income from funding & gapping, and (iii) retained earnings that benefited our cost of funds by Ch$4.1 Bn. On the other hand, these results were partly counterbalanced by: (i) lower contribution of our net UF asset exposure by Ch$23.2 Bn.  caused by inflation of 0.5% in the 4Q16 and 1.1% in the 4Q15, and (ii) fees and commissions decreasing Ch$1.7 Bn., mainly explained by a reduction in revenues from financial advisory services (Ch$6.0 Bn.) and higher fees from credits (Ch$4.1 Bn.).

Operating Revenues

(In billions of Ch$)

	Quarters		Year End
	4Q15	4Q16	Dec-15	Dec-16
Net Interest Income	312.6	306.1	1,219.1	1,221.4
Net Fees and Commissions	82.8	81.1	306.0	321.3
Net Financial Operating Income	-0.4	20.3	36.5	148.9
Foreign Exchange Transactions	12.7	5.3	57.3	12.4
Other Operating Income	6.6	7.4	27.4	30.9
Total	414.4	420.2	1,646.4	1,734.8

Customer / Non-Customer Income

(In billions of Ch$)

Net Interest Margin(1)(2)

(1)         The industry ratio for the 2Q16 has been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

(2)         Industry ratio for the 4Q16 is based on a two-month ratio (Oct. and Nov.)

Fourth Quarter Results

Loan Loss Provisions and Allowances

Our loan loss provisions showed a slight 2.2% increase during 2016, from Ch$303.1 Bn. in 2015 to Ch$309.7 Bn. Nevertheless, this increase does not represent a negative change in asset quality, in spite of the economic landscape. The main effects influencing the moderate rise in credit risk expenses were:

•             An increase in loan loss provisions of approximately Ch$31.0 Bn. explained by loan growth (volume and mix effects). This expansion was mostly steered by the retail banking segment, with average balances increasing 13.0% YoY, rather than the wholesale segment that posted a slight 1.2% growth in average loans.

•             Higher countercyclical allowances by Ch$21.2 Bn., based on our expectations of the economic outlook. While additional provisions amounted to Ch$30.9 Bn. in 2015, this figure reached Ch$52.1 Bn. during 2016.

Nonetheless, these effects on risk changes were partly offset by:

•             Lower credit risk expenses by roughly Ch$28.1 Bn. due to FX impacts on loans loss allowances denominated in USD. As we previously mentioned, this was caused by a 16.9% depreciation of the Ch$ in 2015 as compared to a 5.3% appreciation in 2015.

•             Net credit quality improvement of nearly Ch$11.7 Bn. YoY. This figure was primarily explained by credit quality improvement in the wholesale segment, which had higher provisions in 2015 due to specific customers experiencing financial difficulties. This effect was partly offset by deterioration in the retail segment.

•             Regulatory changes in the treatment of certain types of loans in 2015 and 2016 that resulted in a net effect of Ch$5.6 Bn. YoY.

During 2016, our ratio of loan loss provisions to average loans reached 1.25%, denoting a reduction of 7 bp when compared to the 1.32% posted in 2015.

Regarding the 4Q16, our loan loss provisions grew by 17.9%, equivalent to Ch$13.3 Bn. However, this increase was principally caused by: (i) net deterioration of Ch$10.6 Bn. in credit quality, driven by the retail banking segment that was partially counterbalanced by an improvement in the wholesale segment, and (ii) volume and mix effects increasing provisions by Ch$7.6 Bn., given an expansion of 3.3% in average loans, focused on the retail banking segment. These factors were partly offset by a positive impact of Ch$5.0 Bn. related to regulatory changes in the 4Q15.

On the whole, our loan loss provisions ratio was 1.39% in the 4Q16, which compares to the 1.22% registered in the 4Q15.

Loan Loss Provisions and Allowances

(In billions of Ch$)

Quarters	Year End
4Q15	4Q16	Dec-15	Dec-16
Loan Loss Allowances
Initial Allowances	(571.9)	(589.4)	(528.6)	(601.8)
Charge-offs	57.7	77.9	256.6	277.1
Sales of Loans	0.0	0.0	2.7	24.9
Loan Portfolio Acquisition	0.0	0.0	(12.3)	0.0
Provisions established, net	(87.7)	(98.5)	(320.1)	(310.2)
Final Allowances	(601.8)	(610.0)	(601.8)	(610.0)
Provisions Established	(87.7)	(98.5)	(320.1)	(310.2)
Prov. Financial Guarantees	0.3	(2.8)	(5.0)	5.7
Additional Provisions	0.0	0.0	(30.9)	(52.1)
Recoveries	13.3	14.0	52.9	46.8
Loan Loss Provisions	(74.0)	(87.3)	(303.1)	(309.7)
Credit Quality Ratios
Allowances / Total loans	2.45%	2.40%	2.45%	2.40%
Allowances / Total Past Due	2.01	x	2.10	x	2.01	x	2.10	x
Provisions / Avg. Loans	1.22%	1.39%	1.32%	1.25%
Charge-offs / Avg. Loans	0.95%	1.24%	1.12%	1.12%
Total Past Due / Total Loans	1.22%	1.15%	1.22%	1.15%
Recoveries / Avg. Loans	0.22%	0.22%	0.23%	0.19%

Provisions / Avg. Loans (1)(2)

(1)         The industry ratio for the 2Q16 has been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

(2)         Industry ratio for the 4Q16 is based on a two-month ratio (Oct. and Nov.)

Fourth Quarter Results

Operating Expenses

During 2016, our operating expenses totalled Ch$788.3 Bn., recording an increase of 8.5%, from Ch$726.2 Bn. posted in 2015. This change was based on:

•             A YoY rise of 9.6% in personnel expenses, equivalent to Ch$36.5 Bn. This increment was mainly influenced by: (i) an annual rise of Ch$12.3 Bn. (5.7%) in salaries, primarily explained by the recognition of inflation, (ii) higher severance payments by Ch$10.8 Bn. YoY in light of the organizational restructuring carried out at the beginning of this year and the merger of one of our subsidiaries into the Bank, (iii) an increase in bonuses, equivalent to Ch$8.5 Bn., mainly associated with a non-recurrent effect related to the completion of collective bargaining processes, explaining Ch$4.8 Bn. YoY.

•             Administrative expenses increasing 5.6% or Ch$16.4 Bn. mainly as a consequence of: (i) greater expenses related to IT by approximately Ch$7.3 Bn., including internal developments, maintenance and software licenses, (ii) an increment of Ch$2.4 Bn. in rentals, mostly explained by new branches opened for private banking and optimization of Credichile´s distribution network that led us to disburse remaining rentals to unwind contracts, (iii) nearly Ch$1.8 Bn. associated with building-related expenses, including repairs and maintenance of fixed assets, and (iv) approximately Ch$1.2 Bn. in office supplies (password-generating devices for customers).

•             Other operating expenses going up by 21.5% or Ch$5.4 Bn. that largely relied on higher provisions and write-offs of assets in lieu of payment by roughly Ch$4.7 Bn. associated with two specific lending transactions.

•             A 12.7% YoY rise in depreciations and amortizations, totalling Ch$3.8 Bn. This figure has been mainly explained by higher expenses related the replacement of ATM devices and IT implementations.

Based on the above, our cost-to-income ratio reached 45.4% in 2016, as compared to the figure posted in 2015 (44.1%). Nonetheless, our efficiency continued to positively compare to the ratio registered by the industry.

On a quarterly basis, our cost base amounted to Ch$190.9 Bn., equivalent to a slight increment of 1.6% when compared to the Ch$187.9 Bn. posted in the 4Q15. This increase was the result of combined and opposite effects. Firstly, other operating expenses went up by Ch$5.4 Bn. due to higher provisions and write-offs of assets in lieu of payment, as previously mentioned. On the other hand, personnel expenses increased 3.6% (Ch$3.7 Bn.), mainly as a result of severance payments growing from Ch$3.8 Bn. in the 4Q15 to Ch$11.5 Bn. in the 4Q16, along with salaries increasing 3.5% (Ch$1.9 Bn.). Both of these effects were partially counterbalanced by a decrease in bonuses, equivalent to Ch$5.5 Bn. due to a reduction in variable compensation. The above factors were mostly offset by a significant decrease in administrative expenses, from Ch$75.8 Bn. in the 4Q15 to Ch$68.7 Bn. in the 4Q16. This change was the result of: (i) other general expenses decreasing Ch$3.2 Bn., owing to lower non-credit related provisions, (ii) a decrease in marketing expenses by roughly Ch$3.1 Bn. and, (iii) a reduction in maintenance costs by approximately Ch$1.5 Bn.

During the 4Q16, we reached an efficiency ratio of 45.4%, which equals the figure posted in the 4Q15.

Operating Expenses

(In billions of Ch$)

	Quarters		Year End
	4Q15	4Q16	Dec-15	Dec-16
Personnel expenses	(103.0)	(106.7)	(381.4)	(417.9)
Administrative expenses	(75.8)	(68.7)	(290.0)	(306.3)
Depreciation and Amort	(7.5)	(8.4)	(29.5)	(33.3)
Impairments	(0.1)	(0.3)	(0.3)	(0.3)
Other Oper. Expenses	(1.5)	(6.8)	(25.1)	(30.5)
Total Oper. Expenses	(187.9)	(190.9)	(726.2)	(788.3)
Additional Information
Op. Exp. / Op. Rev	45.4%	45.4%	44.1%	45.4%
Op. Exp. / Avg. Assets	2.4%	2.5%	2.5%	2.6%
Headcount (#)	14,973	14,611	14,973	14,611
Branches (#)	419	423	419	423

Efficiency Ratio (1)(2)

Operating Expenses / Operating Revenues

(1)         The industry ratio for the 2Q16 has been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

(2)         Industry ratio for the 4Q16 is based on a two-month ratio (Oct. and Nov.)

Fourth Quarter Results

Results by Business Segments

Our business segments posted a YoY increment of 3.3% in income before income tax as of Dec16. As usual, Retail Banking continued to represent the most significant segment in terms of results by holding a 47.8% stake of our consolidated income before income tax. This share was followed by Wholesale Banking, which contributed 40.9% to the total amount and, to a lesser extent, by our Treasury and Subsidiaries segments, adding 6.1% and 5.2% respectively.

During this year, the result of our retail banking segment slightly increased, given mixed trends. On the one hand, revenues grew as a result of an expansion in average loans and greater income from fees. These effects permitted to more than offset the impact of lower inflation on the UF net asset exposure allocated to the segment. On the other hand, the increment of provisions for loan losses and operating expenses partly offset the positive effect of revenues. Whereas provisions included the allocation of higher countercyclical allowances, OpEx comprised: (i) the implementation of new branches for private banking, (ii) optimization of Credichile´s branch network, and (iii) the merger of our credit pre-evaluation into the Bank. Some of these measures should allow us to improve efficiency and productivity in this segment over the next years.

The wholesale segment recorded an increase of Ch$14.7 Bn. (5.9%) in income before income tax, from Ch$247.7 Bn. in 2015 to Ch$262.4 Bn. in 2016. This advance was principally steered by lower provisions for loan losses. This change in credit risk had mainly to do with specific customers that showed credit risk deterioration in 2015. This was along with negative FX impact on USD-denominated allowances in the previous year. Therefore, although we posted higher countercyclical allowances in 2016, the segment benefited from Ch$ appreciation and asset quality improvement. Additionally, operating expenses registered an expansion aligned with the trends of the bank.

Concerning our Treasury segment, the bottom line increased by Ch$7.8 Bn. YoY. This was primarily attributable to a positive effect associated with counterparty value adjustment for derivatives, mainly prompted by shifts in FX and improved probabilities of default of some of the counterparties. In addition, our Treasury posted an increase in funding and gapping income. To some extent, these factors were offset by lower income from trading activity.

Finally, Subsidiaries posted a 14.5% YoY decrease in income before income tax, equivalent to Ch$5.7 Bn. This YoY change was mainly explained by lower results generated by our securities brokerage and investment banking subsidiaries, driven by a sluggish local stock market and less financial deals. These performances were partly offset by higher income before income tax posted by our mutual funds and insurance brokerage subsidiaries. It is worth noting that, during 2016, three of our subsidiaries incurred non-recurrent disbursements associated with special bonuses related to the completion of collective bargaining processes by approximately Ch$4.8 Bn.

Income before Income Tax by Business Segment

Operating Expenses / Operating Revenues

Additional Information

	2015		2016
Efficiency Ratio
Retail	48.2%		46.8%
Wholesale	31.0%		36.6%
Provisions/Avg. Loans
Retail	1.9%		2.2%
Wholesale	0.7%		0.1%
Lending/Non-Lending
Retail	0.7	x	0.6	x
Wholesale	1.5	x	1.4	x
Borrowers
Retail	1,163,263		1,182,129
Wholesale	9,640		9,631

Loan Portfolio

We ended the year with total loan of Ch$25,386 Bn., equivalent to a 3.4% (Ch$827.5 Bn.) increase as compared to the Ch$24,558 Bn. posted as of Dec15. This increment was mainly driven by the retail banking segment, showing an advance of 8.7% YoY.

During the year, the performance of our retail banking book was explained by:

•             Loans from middle and upper income individuals increasing 9.3% YoY (Ch$1,180.4 Bn.). This increment was primarily prompted by an expansion of 8.2% in mortgage loans, equivalent to Ch$517.8 Bn. Although this increase is still influenced by the impact of VAT on construction, mortgage loans have continued to display a sharp deceleration. Additionally, consumer loans had an increment of 8.0% (Ch$241.3 Bn.) in this banking unit, steered by instalment loans and credit card loans. The latter has been especially fostered by particular strategies, including alliances and benefits; we have undertaken in order to promote the use of this payment channel.

•             Regarding SMEs, loans posted an increment of 10.1% YoY—most of them commercial loans — corresponding to Ch$280.2 Bn.   Despite the economic slowdown, SMEs have continued to show a consistent trend in demand for credits. This is in line with findings unveiled by the Chilean Central Bank in the last quarterly credit survey. However, we are still aware of any potential impact that deceleration could have on credit risk.

•             Conversely, loans managed by our Consumer Finance division had a slight contraction of 0.4% YoY. This figure demonstrates a low risk appetite for penetrating this segment, in light of our view with regard to unemployment and recent regulatory changes on interest rate caps.

Unlike the retail segment, the loan book of the wholesale segment showed a decrease of 3.2% YoY (Ch$350 Bn.). The behaviour of this portfolio has been largely influenced by a lacklustre economic landscape that has negatively affected business sentiment and investment. Likewise, as revealed by the Central Bank, borrowing by large companies continues to be weak, especially by real estate and construction companies.

In addition, there were two non-recurrent factors that helped to explain this trend in loans granted to the wholesale segment:

•             A 5.3% appreciation of the Ch$ with a net effect of roughly Ch$150 Bn. on USD-denominated balances of commercial loans.

•             A loan book purchase executed a year ago, which increased the basis for comparison.

Lastly, as of Nov16 (latest available information), we ranked second within the industry in total loans, by holding a market share of 18.0%.

Loans by Segment

(In Billions of Ch$ and %)

Market Share (1)

(1)         Market share ratios for the 4Q16 consider month-end balances as of Nov. 30 2016 (latest data). Figures do no include operations of subsidiaries abroad.

Funding Structure

Aligned with the expansion of our loan book and less favourable conditions in overseas markets, we were less active in placing bonds abroad during 2016. Nevertheless, this trend changed by the end of the year due to specific windows of opportunity that appeared in international markets and strategic decisions made by our Treasury. In this regard, bond placements in foreign markets were primarily intended to increase the maturity of our liabilities and improve our liquidity. In addition, these transactions have benefited from our credit ratings and, therefore, they have comprised advantageous conditions in terms of spreads over benchmarks.

On the whole, during 2016 we carried out the following debt placements abroad:

•             Two 5-Year unsecured bonds in Japan under the MTN program registered in Luxembourg, both denominated in USD. We placed USD30 million in August and USD100 million in September with average spreads of ~1.1% over benchmarks.

•             A 5-Year unsecured bond in Japan denominated in yens for an equivalent amount of USD85.4 million. This placement was also executed under our MTN program during December.

•             An 8-Year unsecured bond in Switzerland amounting to nearly USD152.1 million. This bond is denominated in CHF and we hedged the embedded currency risk through a cross currency swap that mirrors the cash flows associated with this liability.

•             Lastly, we have continued utilizing the commercial paper program registered in the US. During 2016 we raised approximately Ch$532.9 Bn. (USD795 million) from this program. As of Dec. 16 we had an outstanding balance of ~USD271 million.

On the other hand, during 2016 we issued UF-denominated senior bonds in the local market for an amount of approximately Ch$558.5 Bn. (~USD833 million) with tenors ranging from five to twelve years. This is aimed at affording our funding needs in the normal course of business. The issuance of senior bonds was carried out in conjunction with three consecutive placements of subordinated bonds by roughly Ch$82.2 Bn. (~USD123 million), which are intended to finance long-term assets while bolstering our capital adequacy as Tier2 capital.

In addition to long-term debt, we continue to be focused on prioritizing core deposits rather than market share in less stable sources of funding. Our market-leading position in DDAs is crucial in achieving this goal, based on market shares of 23.2% and 28.5% in total DDAs and checking accounts held by individuals, respectively (as of Nov16). Also, we have redefined our TD management platforms with the aim of attracting new TD holders at a reasonable cost, especially within the retail banking segment. On the whole, these strategies allow us to finance a significant portion of our balance sheet with core deposits. All of these characteristics significantly contribute to maintain a very competitive cost of funds.

Main Funding Sources

(As a % of Total Assets)

Annualized Cost of Funding by Currency (1)

(As of Nov30, 2016)

(1)         Ratios have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger, when applicable.

Capital Adequacy & Other Topics

As of December 31, 2016 our equity totalled Ch$2,887.4 Bn., which represented a 5.4% increase when compared to the figure posted last year. This increment (Ch$147.3 Bn.) was primarily explained by:

•             Retained earnings of roughly Ch$96.9 Bn. This was the result of a pay-out ratio of 70%, once deducted dividends paid to SAOS, with charge to our net distributable earnings for the FY2015.

•             Additional reserves of approximately Ch$95.6 Bn. related to the recognition and retention of inflation effect on our shareholders’ equity. This is the way by which we hedge our equity against changes in CPI in order to maintain its real value over time.

•             An increase in net income (once deducted provisions for minimum dividends) of around Ch$32.5 Bn. YoY. This was mainly prompted by a change in the provisioning rule we apply for minimum dividends rather than higher earnings. Actually, earnings slightly decreased YoY (Ch$559.0 Bn. 2015 vs. Ch$552.2 Bn. 2016). However, in January 2016 our board decided to reduce the provisioning ratio for dividends from 70% in 2015 to 60% in 2016, which produced a YoY decrease of Ch$39.2 Bn. in this line item.

•             All of these effects were partly counterbalanced by a YoY decrease of approximately Ch$77.6 Bn. in OCI. This annual shrink was caused by a combination of factors, including the sale of AFS assets during 2016, which had accumulated significant and positive mark-to-market adjustments, in conjunction with the rally experienced by off-shore interest rates by the end of 2016. The latter especially affected the market value adjustment of derivative positions (cross currency swaps) held for cash flow hedge accounting, most of them with assets legs bearing off-shore rates that increased and financing legs bearing local interest rates (UF) that went down by the end of the year. All in all, accumulated mark-to-market of AFS securities decreased by Ch$39.2 Bn. YoY, while market value adjustment of cash flow hedge accounting scaled down by Ch$38.4 Bn. YoY.

All of the above, in conjunction with other three effects, permitted us to significantly bolster our capital adequacy in 2016 when compared to 2015. These effects can be summarized as follows:

•             Three consecutive placements of UF-denominated subordinated bonds within the local market (amounting to roughly Ch$82.2 Bn.). These bonds have tenors of 20 years and are computed as Tier2 capital for adequacy purposes.

•             The establishment of additional allowances by approximately Ch$52.1 Bn. in 2016, which are also computed as Tier2.

•             The decision made by the Chilean regulator in order to reduce the credit conversion factors for some types of contingent loans from 50% to 35%.

As a result, our BIS ratio ended the year at 13.9%, which outreached by 131 bp. the level recorded in 2015. Similarly, our Tier1 ratio (on RWA) was 10.8% in Dec.16 or 79 bp. above the figure posted last year. Our capital ratios are well above the regulatory thresholds and provide us with room to grow in the future.

Equity & Capital Adequacy

(In Billions of Ch$ and %)

Equity	Dec-15	Dec-16
Capital & Reserves
Capital	2,041.2	2,138.0
Reserves	390.6	486.2
Other Accounts	57.7	(19.9)
Earnings
Retained Earnings	16.1	16.1
Income for the Period	559.0	552.2
Provisions for Min. Dividends	(324.5)	(285.2)
Minority Interest
Minority Interest	—	—
Total Equity	2,740.1	2,887.4

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	4Q15	3Q16	4Q16	4Q16	% Change		Dec-15	Dec-16	Dec-16	% Change
	MCh$	MCh$	MCh$	MUS$	4Q16/4Q15	4Q16/3Q16	MCh$	MCh$	MUS$	Dec-16/Dec-15
Interest revenue and expense
Interest revenue	503,036	477,705	465,485	694.3	(7.5)%	(2.6)%	1,899,302	1,911,628	2,851.5	0.6%
Interest expense	(190,455)	(168,719)	(159,374)	(237.7)	(16.3)%	(5.5)%	(680,169)	(690,259)	(1,029.6)	1.5%
Net interest income	312,581	308,986	306,111	456.6	(2.1)%	(0.9)%	1,219,133	1,221,369	1,821.9	0.2%
Fees and commissions
Income from fees and commissions	115,556	111,045	113,395	169.1	(1.9)%	2.1%	436,076	441,043	657.9	1.1%
Expenses from fees and commissions	(32,736)	(28,655)	(32,271)	(48.1)	(1.4)%	12.6%	(130,097)	(119,772)	(178.7)	(7.9)%
Net fees and commissions income	82,820	82,390	81,124	121.0	(2.0)%	(1.5)%	305,979	321,271	479.2	5.0%
Net Financial Operating Income	(384)	29,314	20,309	30.3	—	(30.7)%	36,539	148,883	222.1	307.5%
Foreign exchange transactions, net	12,720	728	5,274	7.9	(58.5)%	624.5%	57,318	12,405	18.5	(78.4)%
Other operating income	6,644	6,735	7,392	11.0	11.3%	9.8%	27,386	30,866	46.0	12.7%
Total Operating Revenues	414,381	428,153	420,210	626.8	1.4%	(1.9)%	1,646,355	1,734,794	2,587.7	5.4%
Provisions for loan losses	(74,011)	(64,695)	(87,281)	(130.2)	17.9%	34.9%	(303,062)	(309,735)	(462.0)	2.2%
Operating revenues, net of provisions for loan losses	340,370	363,458	332,929	496.6	(2.2)%	(8.4)%	1,343,293	1,425,059	2,125.7	6.1%
Operating expenses
Personnel expenses	(103,002)	(104,614)	(106,684)	(159.1)	3.6%	2.0%	(381,388)	(417,918)	(623.4)	9.6%
Administrative expenses	(75,803)	(79,695)	(68,691)	(102.5)	(9.4)%	(13.8)%	(289,974)	(306,344)	(457.0)	5.6%
Depreciation and amortization	(7,538)	(8,349)	(8,374)	(12.5)	11.1%	0.3%	(29,537)	(33,289)	(49.7)	12.7%
Impairments	(119)	—	(270)	(0)	126.9%	—	(263)	(274)	(0.4)	4.2%
Other operating expenses	(1,485)	(5,022)	(6,844)	(10.2)	360.9%	36.3%	(25,076)	(30,458)	(45.4)	21.5%
Total operating expenses	(187,947)	(197,680)	(190,863)	(284.7)	1.6%	(3.4)%	(726,238)	(788,283)	(1,175.8)	8.5%
Net operating income	152,423	165,778	142,066	211.9	(6.8)%	(14.3)%	617,055	636,776	949.8	3.2%
Income attributable to affiliates	967	1,542	1,140	1.7	17.9%	(26.1)%	3,672	4,513	6.7	22.9%
Income before income tax	153,390	167,320	143,206	213.6	(6.6)%	(14.4)%	620,727	641,289	956.6	3.3%
Income tax	(13,291)	(22,617)	(19,172)	(28.6)	44.2%	(15.2)%	(61,730)	(89,040)	(132.8)	44.2%
Net Income for the period	140,099	144,703	124,034	185.0	(11.5)%	(14.3)%	558,997	552,249	823.8	(1.2)%
Non-Controlling interest	1	—	—	—	(100.0)%	—	2	—	—	(100.0)%
Net Income attributable to bank’s owners	140,098	144,703	124,034	185.0	(11.5)%	(14.3)%	558,995	552,249	823.8	(1.2)%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$670.40 per US$1.00 as of December 31, 2016. Earnings

per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Dec-15	Sep-16	Dec-16	Dec-16	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Dec-16/Dec-15	Dec-16/Sep-16
Cash and due from banks	1,361,222	1,161,938	1,408,167	2,100.5	3.4%	21.2%
Transactions in the course of collection	526,046	485,580	376,252	561.2	(28.5)%	(22.5)%
Financial Assets held-for-trading	866,654	1,411,245	1,405,781	2,096.9	62.2%	(0.4)%
Receivables from repurchase agreements and security borrowings	46,164	46,534	55,703	83.1	20.7%	19.7%
Derivate instruments	1,127,122	1,055,574	939,634	1,401.6	(16.6)%	(11.0)%
Loans and advances to Banks	1,395,195	1,081,945	1,172,917	1,749.6	(15.9)%	8.4%
Loans to customers, net
Commercial loans	14,416,918	14,372,824	14,490,788	21,615.1	0.5%	0.8%
Residential mortgage loans	6,404,986	6,756,762	6,920,186	10,322.5	8.0%	2.4%
Consumer loans	3,736,137	3,874,667	3,974,560	5,928.6	6.4%	2.6%
Loans to customers	24,558,041	25,004,253	25,385,534	37,866.3	3.4%	1.5%
Allowances for loan losses	(601,766)	(589,372)	(609,991)	(909.9)	1.4%	3.5%
Total loans to customers, net	23,956,275	24,414,881	24,775,543	36,956.4	3.4%	1.5%
Financial Assets Available-for-Sale	1,000,001	399,517	367,985	548.9	(63.2)%	(7.9)%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	28,126	31,815	32,588	48.6	15.9%	2.4%
Intangible assets	26,719	28,170	29,341	43.8	9.8%	4.2%
Property and Equipment	215,671	217,213	219,082	326.8	1.6%	0.9%
Current tax assets	3,279	1,939	6,792	10.1	107.1%	250.3%
Deferred tax assets	255,972	286,758	306,030	456.5	19.6%	6.7%
Other assets	484,498	395,729	462,185	689.4	(4.6)%	16.8%
Total Assets	31,292,944	31,018,838	31,558,000	47,073.4	0.8%	1.7%

	Dec-15	Sep-16	Dec-16	Dec-16	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Dec-16/Dec-15	Dec-16/Sep-16
Liabilities
Current accounts and other demand deposits	8,327,048	7,629,008	8,321,148	12,412.2	(0.1)%	9.1%
Transactions in the course of payment	241,842	297,673	194,982	290.8	(19.4)%	(34.5)%
Payables from repurchase agreements and security lending	184,131	221,271	216,817	323.4	17.8%	(2.0)%
Saving accounts and time deposits	9,907,692	10,572,835	10,552,901	15,741.2	6.5%	(0.2)%
Derivate instruments	1,127,927	1,067,561	1,002,087	1,494.8	(11.2)%	(6.1)%
Borrowings from financial institutions	1,529,627	1,123,190	1,040,026	1,551.4	(32.0)%	(7.4)%
Debt issued	6,102,208	6,165,344	6,177,927	9,215.3	1.2%	0.2%
Other financial obligations	173,081	165,436	186,199	277.7	7.6%	12.6%
Current tax liabilities	27,993	6,437	135	0.2	(99.5)%	(97.9)%
Deferred tax liabilities	32,953	27,114	24,317	36.3	(26.2)%	(10.3)%
Provisions	639,043	580,122	662,024	987.5	3.6%	14.1%
Other liabilities	259,312	309,670	292,026	435.6	12.6%	(5.7)%
Total liabilities	28,552,857	28,165,661	28,670,589	42,766.4	0.4%	1.8%
Equity of the Bank’s owners
Capital	2,041,173	2,138,047	2,138,047	3,189.2	4.7%	0.0%
Reserves	390,616	486,083	486,208	725.3	24.5%	0.0%
Other comprehensive income	57,709	1,894	(19,921)	(29.7)	(134.5)%	(1,151.8)%
Retained earnings from previous periods	16,060	16,060	16,060	24.0	0.0%	0.0%
Income for the period	558,995	428,215	552,249	823.8	(1.2)%	29.0%
Provisions for minimum dividends	(324,469)	(217,123)	(285,233)	(425.5)	(12.1)%	31.4%
Non-Controlling Interest	3	1	1	0.0	(66.7)%	0.0%
Total equity	2,740,087	2,853,177	2,887,411	4,307.0	5.4%	1.2%
Total Liabilities & Equity	31,292,944	31,018,838	31,558,000	47,073.4	0.8%	1.7%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$670.40 per US$1.00 as of December 31, 2016. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated)

	Quarter			Year Ended
Key Performance Ratios	4Q15	3Q16	4Q16	Dec-15	Sep-16	Dec-16
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.46	1.48	1.27	5.82	4.39	5.66
Net income per ADS (Ch$)	874.44	889.35	762.31	3489.03	2631.81	3394.13
Net income per ADS (US$)	1.23	1.35	1.14	4.93	4.00	5.06
Book value per Share (Ch$)	28.50	29.23	29.58	28.50	29.23	29.58
Shares outstanding (Millions)	96,129	97,624	97,624	96,129	97,624	97,624
Profitability Ratios (3)(4)
Net Interest Margin	4.54%	4.43%	4.35%	4.62%	4.37%	4.37%
Net Financial Margin	4.72%	4.86%	4.71%	4.98%	5.02%	4.94%
Fees & Comm. / Avg. Interest Earnings Assets	1.20%	1.18%	1.15%	1.16%	1.15%	1.15%
Operating Revs. / Avg. Interest Earnings Assets	6.02%	6.13%	5.97%	6.24%	6.28%	6.20%
Return on Average Total Assets	1.81%	1.88%	1.59%	1.91%	1.85%	1.78%
Return on Average Equity	20.64%	20.36%	17.17%	21.41%	20.49%	19.64%
Capital Ratios
Equity / Total Assets	8.76%	9.20%	9.15%	8.76%	9.20%	9.15%
Tier I (Basic Capital) / Total Assets	7.45%	8.08%	8.09%	7.45%	8.08%	8.09%
Tier I (Basic Capital) / Risk-Wighted Assets	9.97%	10.68%	10.76%	9.97%	10.68%	10.76%
Total Capital / Risk- Weighted Assets	12.58%	13.83%	13.89%	12.58%	13.83%	13.89%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.22%	1.21%	1.15%	1.22%	1.21%	1.15%
Allowance for Loan Losses / Total Past Due	200.73%	195.11%	209.85%	200.73%	195.11%	209.85%
Impaired Loans / Total Loans to Customers	3.77%	3.34%	3.37%	3.77%	3.34%	3.37%
Loan Loss Allowances / Impaired Loans	65.03%	70.52%	71.33%	65.03%	70.52%	71.33%
Loan Loss Allowances / Total Loans to Customers	2.45%	2.36%	2.40%	2.45%	2.36%	2.40%
Loan Loss Provisions / Avg. Loans to Customers(4)	1.22%	1.05%	1.39%	1.32%	1.21%	1.25%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	45.36%	46.17%	45.42%	44.11%	45.45%	45.44%
Operating Expenses / Average Total Assets (3) (4)	2.43%	2.56%	2.45%	2.47%	2.58%	2.55%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	27,549,470	27,917,360	28,141,045	26,376,402	27,910,006	27,967,766
Avg. Assets (million Ch$)	30,894,230	30,831,423	31,139,714	29,343,631	30,887,447	30,950,514
Avg. Equity (million Ch$)	2,715,088	2,842,940	2,889,136	2,610,426	2,786,191	2,811,928
Avg. Loans to customers (million Ch$)	24,240,178	24,733,305	25,048,729	22,899,765	24,596,733	24,709,732
Avg. Interest Bearing Liabilities (million Ch$)	17,792,203	17,991,074	17,923,646	16,912,499	17,947,682	17,941,673
Risk-Weighted Assets (Million Ch$)	27,476,645	26,716,022	26,842,085	27,476,645	26,716,022	26,842,085
Additional Data
Exchange rate (Ch$/US$)	708.24	657.33	670.40	708.24	657.33	670.40
Employees (#)	14,973	14,840	14,611	14,973	14,840	14,611
Branches (#)	419	421	423	419	421	423

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$670.40 per US$1.00 as of December 31, 2016. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Investor Relations | Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Mr. Daniel Galarce Head of Financial Control Financial Control Area | Banco de Chile Phone Nr. (56-2) 2653.0667 Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30th, 2017

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O. CEO